Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the use in this Prospectus constituting a part of this Registration Statement on Form S-1 of our report dated March 12, 2026 which includes an explanatory paragraph relating to Perceptive Capital Solutions Corp’s ability to continue as a going concern, relating to the consolidated financial statements of Perceptive Capital Solutions Corp as of December 31, 2025 and 2024 and for the year ended December 31, 2025 and for the period from March 22, 2024 (inception) through December 31, 2024, which is contained in this Registration Statement. We also consent to the reference to us under the caption “Experts” in the Prospectus.

/s/ WithumSmith+Brown, PC

New York, New York
August 18, 2026